Exhibit 1.10

TELE NORTE LESTE PARTICIPAÇÕES S.A. Corporate Taxpayers’ Registry (CNPJ/MF) No. 02.558.134/0001-58 Board of Trade (NIRE) No. 33.3.0026253-9 Publicly-Held Company	TELEMAR NORTE LESTE S.A. Corporate Taxpayers’ Registry (CNPJ/MF) No. 33.000.118/0001-79 Board of Trade (NIRE) No. 33.3.00152 Publicly-Held Company

COARI PARTICIPAÇÕES S.A. Corporate Taxpayers’ Registry (CNPJ/MF) No. 04.030.087/0001-09 Board of Trade (NIRE) No. 33.3.0027761-7 Publicly-Held Company	Oi S.A. (formerly Brasil Telecom S.A.) Corporate Taxpayers’ Registry (CNPJ/MF) No. 76.535.764/0001-43 Board of Trade (NIRE) No. 33.3.00295 Publicly-Held Company

MATERIAL FACT/NOTICE TO SHAREHOLDERS

Tele Norte Leste Participações S.A. (“TNL”), Telemar Norte Leste S.A. (“Telemar”), Coari Participações S.A. (“Coari” and, together with TNL, Telemar and Oi S.A., the “Oi Companies”) and Oi S.A. (the new corporate name of Brasil Telecom S.A.), in furtherance of the information disclosed in the Material Fact dated January 25, 2012, inform the market that the shareholders of the Oi Companies, who met at their respective general shareholders’ meetings held on February 27, 2012, approved the following transactions: (i) the distribution of redeemable preferred shares to the shareholders of Oi S.A. and the immediate redemption of such shares; (ii) the partial split-off of Telemar with the acquisition of the split off portion by Coari and subsequent share exchange between Telemar and Coari (the “Split-Off/Share Exchange”); (iii) the merger of Coari into Oi S.A. (the “Merger of Coari”); and (iv) the merger of TNL into Oi S.A. (the “Merger of TNL”), which transactions were described in the proposal for corporate reorganization disclosed in the Material Fact dated May 24, 2011 (“Corporate Reorganization”).

Consequently, 395,585,453 new common shares and 789,480,405 new preferred shares will be issued by Oi S.A., as a result of which its subscribed share capital, fully paid-in, will be R$6,816,467,847.01, divided into 599,008,629 common shares and 1,198,077,775 preferred shares, all registered and without par value.

The simplified organization chart below indicates the current corporate structure and the pro forma structure at the conclusion of the Corporate Reorganization:

The Corporate Reorganization is expected to simplify the corporate structure and governance of the Oi Companies, increasing the value to shareholders by, among other things:

•

Simplifying the corporate structure of the Oi Companies which is currently complex and includes three publicly-held companies with seven different classes of publicly-traded shares, consolidate the shareholder bases of the Oi Companies in one public company with two classes of shares that will be traded in Brazil and abroad;

•

Reducing operational, administrative and financial costs following the consolidation of the general management of the Oi Companies, the simplification of their capital structure, and the improvement of their ability to attract investments and access the capital markets;

•	Aligning the interests of the shareholders of TNL, Telemar and Brasil Telecom;

•	Enhancing the liquidity of the shares of Brasil Telecom;

•

Eliminating the costs of separate listings of the shares of TNL, Telemar and Brasil Telecom, as well as those costs arising from separately complying with the public disclosure requirements applicable to TNL, Telemar and Brasil Telecom.

1. Procedures for the Exercise of Withdrawal Rights

To exercise their withdrawal rights, verified dissenting shareholders must expressly manifest their intent to exercise withdrawal rights with respect to all shares held by them, within 30 days, starting on the day following the date of publication of the minutes of the shareholders’ meetings on February 29, 2012 and ending on March 29, 2012.

Shareholders whose shares were deposited in Banco do Brasil should, within the period specified above, appear at one of the branches of Banco do Brasil, during its hours of operation, and complete the relevant forms, available from the financial institution itself, bringing with them the original and a copy of the following documents:

(i) Individual shareholder: Identification Card (Carteira de Identidade), Individual Taxpayers’ Registry Card (Cadastro de Pessoa Física - CPF) and proof of residence and income.

(ii) Corporate shareholder: consolidated bylaws, Corporate Taxpayers’ Registry Card (Cadastro Nacional de Pessoa Jurídica - CNPJ), and the following documents from its representatives: corporate documents granting powers of attorney to represent the corporate entity and Individual Taxpayers’ Registry Cards, Identification Cards and proof of residence.

Shareholders who are represented by an attorney-in-fact must submit, in addition to the above-mentioned documents, their respective proxies, which must confer special powers to enable their attorneys-in-fact to express on their behalf their desire to exercise their withdrawal rights and request reimbursement for their shares.

Shareholders whose shares are held in custody at the Central Asset Depositary (Central Depositária de Ativos) of the São Paulo Stock Exchange (BM&FBOVESPA S.A. – Bolsa de Valores, Mercadorias e Futuros) (“BMF&BOVESPA”) must exercise their withdrawal rights through their custodian, observing the required procedures and presenting the required documents.

2. Additional Information about Withdrawal Rights

A dissenting shareholder may, upon withdrawal, request a special balance sheet of TNL, Telemar and/or Coari, as the case may be, in accordance with §2 of Art. 45 of Law No. 6,404/76. In such case, after the expiration of the time period established for the transactions comprising the Corporate Reorganization to be reconsidered, in accordance with §3 of Art. 137 of Law No. 6,404/76, the shareholder will receive 80% of the reimbursement amount and the balance, if any, shall be paid within 120 days from February 27, 2012, the date of the general shareholders’ meetings.

Payment of the reimbursement to the verified dissenting shareholders will depend upon the consummation of the transaction, pursuant to Art. 230 of Law No. 6,404/76, and if consummated, will be made on April 9, 2012, (i) to shareholders whose shares were deposited in Banco de Brasil, by crediting the corresponding amount at Banco do Brasil; and (ii) to shareholders whose shares are held in custody at BMF&BOVESPA, through their custodian. The Oi Companies do not intend to hold general meetings to review the resolutions approving the Corporate Reorganization, regardless of the outcome of the exercise of withdrawal rights by shareholders of TNL and Telemar.

3. Fractional shares

Fractional shares of Oi S.A. resulting from the substitution of the equity positions of each shareholder of Telemar and TNL, following the completion of all of the transactions of the Corporate Reorganization, will be grouped in whole numbers of shares and sold at auctions to take place in the BM&FBOVESPA, and the amounts resulting from such sales will be available to the respective shareholders after the final settlement of the shares sold in the auction. The commencement date of the Oi S.A. share auction resulting from the Corporate Reorganization and the repayment period of the amounts obtained from the auction will be disclosed in due course.

4. Distribution

As disclosed in the Material Fact released on February 23, 2012, the record date for the distribution of redeemable preferred shares to the shareholders of Brasil Telecom whose shares are traded in the BM&FBOVESPA and to the shareholders of Brasil Telecom whose shares are traded on the New York Stock Exchange will be March 29, 2012 (the date of expiration of the withdrawal rights period), subject to the completion of the transaction, in accordance with Art. 230 of Law No. 6,404/76. As such, beginning March 30, 2012, trading of such shares will take place ex-distribution.

The redemption amount for the redeemable shares of Brasil Telecom will be paid on the same date as the reimbursement amount is paid to any dissenting shareholders of Telemar and TNL, which is expected to be April 9, 2012.

5. Trading of Shares

The shares of Telemar, TNL and Oi S.A. will continue to trade under the codes TMAR3, TMAR5, TMAR6, TNLP3, TNLP4, BRTO3 and BRTO4, respectively, at least until the end of the withdrawal rights period and completion of the exercise of withdrawal rights, at which time the Oi Companies will disclose the results of the exercise of withdrawal rights and the starting date for trade of common and preferred shares of the Oi Companies under the codes OIBR3 and OIBR4.

Additional information can be obtained from the Oi Companies’ Shareholders Department, by telephone at (21) 3131-4513 or email at www.relacoescomacionistas@oi.net.br.

Rio de Janeiro, February 27, 2012.

Alex Waldemar Zornig

Investor Relations Officer

Tele Norte Leste Participações S.A.

Telemar Norte Leste S.A.

Coari Participações S.A.

Oi S.A.

Additional Information for U.S. Shareholders of Telemar and Brasil Telecom:

Merger of Shares of Coari and Telemar

This communication contains information with respect to the proposed merger of shares (incorporação de ações) under Brazilian law of Coari and Telemar.

Coari and Telemar are Brazilian companies. Information distributed in connection with the proposed merger of shares and the related shareholder votes is subject to Brazilian disclosure requirements that are different from those of the United States. Any financial statements and financial information included herein is prepared in accordance with Brazilian accounting standards that may not be comparable to the financial statements or financial information of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the U.S. federal securities laws in respect of the proposed merger of shares, since the companies are located in Brazil and substantially all of their officers and directors are residents of Brazil. You may not be able to sue the companies or their officers or directors in a Brazilian court for violations of the U.S. securities laws. Finally, it may be difficult to compel the companies and their affiliates to subject themselves to a U.S. court’s judgment. You should be aware that the companies may purchase shares of the companies otherwise than through the proposed merger of shares, such as in open market or privately negotiated purchases, at any time during the pendency of the proposed transaction.

Merger of Coari into Brasil Telecom

This communication also contains information with respect to the proposed merger (incorporação) under Brazilian law of Coari with and into Brasil Telecom. Brasil Telecom and Coari are Brazilian companies. Information distributed in connection with the proposed merger and the related shareholder votes is subject to Brazilian disclosure requirements that are different from those of the United States. Any financial statements and financial information included herein is prepared in accordance with Brazilian accounting standards that may not be comparable to the financial statements or financial information of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the U.S. federal securities laws in respect of the merger, since the companies are located in Brazil and substantially all of their officers and directors are residents of Brazil. You may not be able to sue the companies or their officers or directors in a Brazilian court for violations of the U.S. securities laws. Finally, it may be difficult to compel the companies and their affiliates to subject themselves to a U.S. court’s judgment.

You should be aware that the companies may purchase shares of the companies otherwise than through the proposed merger, such as in open market or privately negotiated purchases, at any time during the pendency of the proposed transaction.

Important Notice Regarding Forward-Looking Statements:

This Material Fact contains certain forward-looking statements. Statements that are not historical facts, including statements about our perspectives and expectations, are forward-looking statements. The words “expect”, “believe”, “estimate”, “intend”, “plan” and similar expressions, when related to the Oi Companies, indicate forward-looking statements. These statements reflect the current view of management and are subject to various risks and uncertainties. These statements are based on various assumptions and factors, including general economic, market, industry, and operational factors. Any changes to these assumptions or factors may lead to practical results different from current expectations. Excessive reliance should not be placed on those statements. Forward-looking statements relate only to the date they were made.